

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 23, 2012

<u>Via U.S. Mail</u>
Wing Kin Tsang
Chief Executive Officer
Theron Resource Group
16810 Kenton Drive, Ste 160
Huntersville, NC 28078

> **Re:** **Theron Resource Group**
> **Form 8-K**
> **Filed October 19, 2012**
> **File No. 000-53845**

Dear Mr. Tsang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. Please revise your disclosure to state whether the former accountant resigned, declined to stand for re-election or was dismissed as required by Item 304(a)(1)(i) of Regulation S-K.

2. Please revise your disclosure to indicate whether during the registrant's two most recent fiscal years and any subsequent interim period <u>through the date of resignation, declination or dismissal (i.e. October 18, 2012)</u> there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreements in connection with its reports.

3. Please remove the form letter that is currently attached as Exhibit 16 as this letter was not obtained from your prior auditor. Please obtain and file an Exhibit 16 letter from your prior auditor that references your revised Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3727 if you have any questions.

Sincerely,

/s/ Jamie Kessel

Jamie Kessel
Staff Accountant
Office of Beverages, Apparel and
Mining